SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 10, dated August 20, 2004, of major interests in shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: August 20, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Fund Advisors 2,855,408

Barclays Life Assurance Co Ltd 3,460,848

Barclays Global Investors N.A. 25,667,927

Barclays Global Investors Japan Ltd 1,332,145

Barclays Global Investors Australia Ltd 789,864

Barclays Global Investors Japan Trust & Banking 2,951,322

Barclays Capital Securities Ltd 313,512

Barclays Capital Inc 3,050

Barclays Private Bank and Trust Ltd 24,290

Barclays Bank Trust Company Ltd 95,109

Barclays Global Investors Ltd 35,378,698

Barclays Private Bank Ltd 46,812

Gerrard Ltd 264,774

Total 73,183,759

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

Not stated

11) Date company informed

20 August 2004

12) Total holding following this notification

73,183,759

13) Total percentage holding of issued class following this notification

3.93%

14) Any additional information

n/a

15) Name of contact and telephone number for queries

Donald McPherson

Assistant Secretary

01698 396413

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Date of notification 20 August 2004